                                                                                Exhibit99.2

                                                             May 22, 2006

Mr. Gregory Burns
Chairman and Chief Executive Officer
O'Charley's Inc.
3038 Sidco Drive
Nashville, Tennessee 37204

Mr. Lawrence Hyatt
Chief Financial Officer and Treasurer
O'Charley's Inc.
3038 Sidco Drive
Nashville, Tennessee 37204

Dear Greg and Larry,

Thank you again for spending time with me and Mathew Barnett last week discussing the first quarter results and, more importantly, the company's various strategies laid out on your conference call to improve its operating margins and return on capital. As you know, we strongly support management's efforts to enhance margins and returns. Your plans appear reasonable and accomplishable, utilizing an increasingly analytical methodology across all aspects of operations. We look forward to seeing progress as the menu pricing, labor scheduling, food cost modeling, and other plans gain steam. We are also interested observers in the company's potential franchising opportunities and supply chain analysis. It is clear that it is not business as usual at the company.

Despite management's efforts, which we recognize are still in their early stages, the company's stock price continues to languish at less than 6 times consensus 2006 EBITDA and well below a conservative estimate of its liquidation value. As a result, and in part because we are strong supporters of the company's turnaround, Jet Capital has increased its investment to more than 1,335,000 shares in the company. Because we have gone over 5% ownership of the stock, we will be making an SEC filing disclosing our ownership, and this letter will be appended to it.

It appears that the public market either fails to appreciate the size of the opportunity that the company has to improve its operations, or heavily discounts management's ability to seize it. In 2002, O'Charley's ended the year with 188 restaurants, $500 million in revenue, and $46 million in EBIT. The company ended 2005 with 341 restaurants, $930 million in revenue, but just S37 million in EBIT. To be sure, even the best operated of the company's competitors have faced margin pressure over the past few years from rising utility and commodity costs, among other factors. But none that we can find has experienced as severe a decline as O'Charley's. Importantly, the causes of the margin erosion over the past 4 years appear widespread. It is in both the extent and the severity of the margin decline that we see opportunity, and we eagerly await more substantial progress toward operational excellence at the company.

We are aware that management's 2006 earnings guidance implies a modest recovery in operating margins. And we are encouraged that you and the rest of the management team recognize that operating O'Charley's at the 5% EBIT margins implied by your 2006 guidance still fails to provide adequate returns on capital to your shareholders. Given current returns, we are further encouraged by management's expression of the urgency of the task of improving margins. We share the view that time is of the essence. If the company hits its 2006 guidance, we estimate it will earn a return on invested capital of just 4.9%, far below a reasonable estimate of its cost of capital. However, should the company get only halfway back to its 2002 margins, it would generate a 7% operating margin, and we estimate a closer to respectable 8.5% return on invested capital. Holding its current capital structure constant—a decision we continue to think unduly conservative—we estimate a 7% margin would generate earning power of more than $1.70 per share and a share price above $30.00. Higher returns—once they are achieved—would also justify investing in the many growth opportunities that a regionally focused, 341 store portfolio offers, likely in our view further supporting the earnings multiple of the stock.

However, especially given the potential upside that the company's turnaround effort offers, we were surprised by a number of aspects of the company's recent review of its financial structuring alternatives. While there is no question that the company's focus on its operational turnaround should be paramount, we would have liked to see management and the Board explore options more fully than they appear to have. We were very surprised to hear that the company did no serious appraisal of its substantial real estate assets as part of its review of alternatives. Through a variety of analyses of publicly available information and discussions with industry sources, we estimate the current market value of the company's real estate assets is approximately $400 to 500 million dollars. To be clear, this attributes some discounted value to those sites where O'Charley's owns its building and facilities and operates under a long term lease on the land. While better disclosure about the length and structure of O'Charley's leases would assist shareholders in understanding the company's asset base, we think valuing this real estate asset at zero—as management appears to have—is more than conservative. We would be happy to discuss any portion of our analysis with you further.

Almost regardless of the exact real estate valuation, the real estate is a very substantial asset of O'Charley's, and its value is clearly understated by the cost based accounting on the company's balance sheet. This fact drives our conviction that O'Charley's remains overcapitalized, a condition that will depress returns even as margins improve. If management's goal is to expand margins in order to generate acceptable returns at the company—as we think it should be—then not just the operational turnaround but also a fair valuation of O'Charley's asset base is necessary. While we appreciate the primacy of the operational turnaround, both the numerator and denominator are important drivers of the increased return potential of the company. We trust that management and the Board remain open to consider this issue in the coming months, in terms of the real estate of the company, in terms of the potential repurchase of the company's stock, and in terms of analyzing the capital employed in the company's atypical commissary investments.

One last comment on the financial alternatives review. Despite the Board's decision not to proceed with any alternative at this time, it seems clear that the liquidation value of the company provides shareholders with a substantial value cushion should the company's turnaround efforts not progress far enough or fast enough. This is especially the case given that the Ninety-Nine concept, as you know, owns no meaningful real estate, so its roughly $27mm of EBITDA provides a second leg to a liquidation analysis of the company. Indeed, capitalizing Ninety-Nine's EBITDA at only the company's currently depressed multiple and adding the value of the real estate generates a valuation, net of debt, of roughly $19 per share (using the midpoint of our real estate valuation). While this valuation implies a not insubstantial premium to current market prices, it is based on multiples that—for both Ninety-Nine and the real estate—are far below a variety of recent transaction comps in the current environment. This analysis also values Stoney River and the company's commissary and other assets at zero, and obviously places no value on the potential to drive reasonable returns on the company's asset base. As shareholders, we take comfort in the value cushion a liquidation analysis of the company provides. And we trust that the Board will meet its fiduciary duties to shareholders to put the company up for sale should management fail to drive the operational progress required to enable the company to earn an at least adequate return on its asset base.

Surely, all constituents—and we think especially shareholders—will be best served by seeing returns increase, and increase both by raising earnings and, where appropriate, reducing the capital employed in the business. And as we said at the start of our letter, our increased investment in the company is founded in part in our strong support of its turnaround potential.

Thank you again for your follow up conversation after the first quarter earnings call. We look forward to being shareholders as the exciting changes at the company take place.

Sincerely,

/s/ Matthew Mark
Matthew Mark
General Partner